

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2024

Lionel Kambeitz
Chief Executive Officer
Above Food Ingredients Inc.
2305 Victoria Avenue #001
Regina, Saskatchewan, S4P 0S7

> **Re: Above Food Ingredients Inc.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed February 9, 2024**
> **File No. 333-275005**

Dear Lionel Kambeitz:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 14, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-4

Background of the Business Combination, page 127

1. We note your response to prior comment 12 and reissue our comment.

2. Please revise your disclosure to state whether the aggregate fees and reimbursement amounts due to Roth Capital Partners, LLC and ATB Capital Markets are contingent upon the closing of the business combination.

Unaudited Pro Forma Condensed Combined Financial Information, page 145

3.   We note your response to prior comment 15 and the additional disclosures you provided including, if the Available Cash Condition is not met, Above Food has the right to waive the condition which could result in the Business Combination proceeding if shareholder redemptions exceed those presented under the Maximum Redemption scenario. Based on your disclosures, it does not appear to us that the current pro forma financial statements appropriately reflect the range of possible outcomes that can occur if the Available Cash Condition is waived. Please revise the pro forma financial statements to comply with the requirements of Rule 11-02(a)(10) of Regulation S-X and to give effect to the range of possible results that may occur by presenting an additional pro forma scenario that assumes the Available Cash Condition is waived.

4.   We note your response to prior comment 16 related to transaction adjustment 2 that anticipated transaction costs are not recorded in the pro forma statement of operations as they are directly related to raising capital through the transaction with Bite. Please be advised, although anticipated transaction costs incurred by Above Food may be considered offering costs, to the extent the costs do not exceed the amount of cash that will be acquired as a result of the Business Combination, it appears to us anticipated transaction costs incurred by Bite would be required to be expensed as incurred and recorded as a pro forma adjustment to retained earnings in the pro forma balance sheet and as an additional expense in the pro forma statement of operations for the year ended January 31, 2023.

5.   We note your response to prior comment 16 related to transaction adjustment 4; however, since the annual and interim pro forma statements of operations are prepared giving effect to the Business Combination and related transactions as if they occurred on February 1, 2022, it remains unclear to us why you included a pro forma adjustment to reflect additional interest expense during the annual pro forma period. To the extent outstanding debt is assumed to be repaid in cash or converted into shares of common stock as of February 1, 2022, it is not clear why the annual pro forma statement of operations would include a pro forma adjustment to increase interest expense rather then the annual and interim pro forma statements of operations being revised to include pro forma adjustments to eliminate related historical interest expense or fair value changes that would not have occurred given the repayments or conversions. Please clarify or revise.

6. We note your response to prior comment 16 related to transaction adjustments 10 and 13. Please more fully address the following:
    - In regard to adjustment 10, disclose and discuss the specific factors that resulted in the gains recorded in the annual and interim pro forma statements of operations related to the Above Food warrants and the SPAC warrants and also clarify how changes in the stock price subsequent to the Business Combination would impact the pro forma financial statements. In addition, more fully explain to us how each gain amount was calculated as the gains appear to indicate the related liabilities would have been 78% and 20% higher as of February 1, 2022.
    - In regard to adjustment 13, disclose and discuss the specific factors that resulted in the gains recorded in the annual and interim pro forma statements of operations related to the earnout shares and also clarify how changes in the stock price subsequent to the Business Combination would impact the pro forma financial statements. In addition, more fully explain to us how each gain amount was calculated.

Comparative Share Information, page 164

7. Please provide historical disclosures for Above Food as of and for the year ended January 31, 2023. Please also present Above Food's net loss per share (basic) and net loss per share (diluted) for the nine months ended October 31, 2023 in parenthesis to appropriately reflect the losses as negative amounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Bite Results of Operations, page 180

8. Please revise the disclosures to reflect the most updated financial statements of Bite included in the filing.

General

9. We note your response to prior comment 1 indicates financial statements of the registrant (New Above Food) are not included in the registration statement based on your reliance on Section 1160 of the SEC staff's Financial Reporting Manual; however, we note Section 1160.1 specifically indicates if a registrant will succeed to a business in a transaction that is not a reorganization, as is the case in the proposed transaction due to the change in shareholders' interests that will occur, financial statements of both the acquired/predecessor business and the registrant are required to be included in the filing. We also note your response refers to Section 1170.2(b); however, we note Section 1170.2(b) relates to financial statement requirements in Exchange Act filings after an acquisition is consummated and is not applicable to the registration statement. Please provide audited financial statements of the registrant as required by Item 14(h) of Form F-4.

10. We note your response to prior comment 2. In regard to the financial statement updating requirements for Above Food, since their audited financial statements are now older than 12 months and this filing essentially represents their initial public offering, it appears Above Food is required to either provide updated audited financial statements and related disclosures pursuant to Item 14 of Form F-4 and Item 8.A.4 of Form 20-F or, if applicable, provide the representations required by Instruction 2 to Item 8.A.4 of Form 20-F and file them in an exhibit to the registration statement.

11. We note your response to prior comment 2. In regard to the financial statement updating requirements for Bite, given their updated interim financial statements reflect a significant net loss, it appears updated annual audited financial statements and related disclosures for the year ended December 31, 2023 may be required by Rule 8-08(b) of Regulation S-X.

Please contact Stephany Yang at 202-551-3167 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing